Filed by Alamos Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Aurizon Mines Ltd.

Commission File Number: 333-186004

Date: March 5, 2013

F O R   I M M E D I A T E   R E L E A S E

ALAMOS GOLD INC.
130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Bid Represents Best Alternative to Aurizon Shareholders

Toronto, Ontario (March 4, 2013) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it will not increase the consideration in its offer to acquire all of the outstanding shares of Aurizon Mines Ltd. (“Aurizon”), which expires at 5 p.m. on Tuesday, March 5, 2013 (the “Offer”).

“We have reviewed the announcement by the Aurizon board today regarding its proposed merger with Hecla and strongly believe that our Offer represents the best available alternative for Aurizon shareholders,” said John A. McCluskey, President and Chief Executive Officer. “The company that would be created by the combination of Alamos and Aurizon represents far greater value than the highly-leveraged, hedged, debt-laden, financially constrained company proposed by the Aurizon board through the Hecla merger.”

Among the reasons why the Alamos offer represents better value than the Hecla offer are the following:

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Hecla Offer is Highly Conditional – The debt financing for the Hecla bid is conditional upon the merger being approved by 66 2/3% of the Aurizon shares voted at a meeting for this purpose. Alamos currently owns 16.1% of the Aurizon shares, and other large shareholders of Aurizon have confirmed to Alamos today that they are not supportive of the Hecla transaction, but will support Alamos making it impossible for Hecla to get 66 2/3%.

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Illegal Break-fee – The Aurizon board has agreed to pay Hecla a $27.2 million break fee in several scenarios, including even if as few as 18% of the Aurizon shares are acquired by Alamos under its existing offer. Alamos intends to challenge this as it believes this may constitute an illegal defensive tactic or be otherwise inconsistent with take-over bid law in Canada. Aurizon shareholders should be free to determine whether Alamos’ offer is superior to the Hecla proposal and should not be improperly constrained from doing so by the Aurizon board.

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Hecla is Borrowing Heavily Against Aurizon to Finance the Acquisition – Alamos can afford this acquisition, while it appears that Hecla cannot. The company resulting from the Hecla – Aurizon merger proposed by the Aurizon board will have up to $500 million in debt. Under the Alamos Offer, the combined company would have no debt.

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Hecla has Hedged the Gold Production of the Combined Company – Under the terms of its debt financing for this acquisition, Hecla has agreed to hedge at least $450 million of revenues from gold production. This significantly reduces the exposure of Aurizon shareholders to any upside in the gold price. Under the Alamos Offer, the combined company would be unhedged.

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Aurizon Shareholders will receive Hecla Shares – As a result of the pro-ration mechanism under the Hecla offer, it is likely that all Aurizon shareholders tendering to the Hecla offer will receive Hecla shares as consideration, and will not receive cash only.

•	Alamos Low-cost Production – Alamos believes it is a better low-cost producer with healthy profit margins, earnings, dividends and growth potential.

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Alamos Dividend – The Alamos dividend scheduled to be paid in April of ten cents per share represents a return of cash to shareholders equal in value on a per share basis to the difference in announced cash value of the Alamos and Hecla offers of $4.65 and $4.75, respectively.

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Hecla Environmental Lawsuit: Hecla was required to pay over $263 million plus interest in damages to settle claims stemming from the release of wastes from its mining operations in Coeur d’Alene, Idaho. The release of wastes polluted the clean water source, damaging the fish and wildlife in the area. Hecla has remaining payments of over $70 million in the next two years as part of the settlement.

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Hecla is not a Gold Company. The Hecla offer would result in significant silver and base metals exposure to Aurizon shareholders. Roughly 90% of Hecla’s resources, on an in-situ value basis are comprised of silver and base metals. Moreover, over 80% of Hecla’s revenues are from silver and base metals (based on 2012 results). The Hecla offer, if successful, would significantly dilute the exposure of Aurizon shareholders to gold.

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Hecla Negative Growth: Since 2009, Hecla has produced less silver year after year, essentially depriving its shareholders from fully participating in a period when commodity prices have been at record highs.

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Hecla History of Missing Expectations: Hecla has a history of routinely failing to deliver on targets. In 2012, management provided guidance of 7 million ounces of silver at cash costs of between $1.00 to $2.00 per ounce. Hecla missed on both metrics, producing only 6.4 million ounces of silver at cash costs of $2.70 per oz. In 2011, despite initially guiding to cash costs of zero, revising guidance upwards to $1.00 per ounce in August 2011 and reiterating it in late November 2011, Hecla still missed its guidance – posting cash costs of $1.15 per ounce for 2011.

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Hecla Poor Mine Management: In early 2012, Hecla was ordered by the Mine Safety and Health Administration (“MHSA”) to place its Lucky Friday mine on care and maintenance. The mine was closed for over a year, so that Hecla could remove the sand and concrete build up on the shaft. Alamos believes the shutdown could have been easily averted had Hecla exercised proper shaft maintenance over the years.

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Class Action Lawsuit against Hecla: Hecla is currently engaged in a class action lawsuit which claims that Hecla made false and misleading statements and omitted certain material information related to the operational issues at Lucky Friday.

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Poor Safety Record of Hecla: In 2011 alone, there were 3 separate occasions where workers were either killed or injured at Hecla’s Lucky Friday mine. The MHSA has fined Hecla on separate occasions over safety issues.

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•	Hecla Underperforms Silver: Over the course of 3 years, Hecla’s share price has underperformed the spot price of silver.

Alamos believes that the combined company resulting from the merger of Alamos and Aurizon will be in a far better position to return value to Aurizon shareholders over the near, mid and long term, than the company which would result from the Hecla offer proposed by the Aurizon board. The company resulting from the proposed merger with Hecla will have far less flexibility financially and would expose Aurizon shareholders to a much greater degree of risk than the Alamos Offer.

“We have stated consistently that we are confident that Alamos’ Offer represents full and fair value to Aurizon shareholders. In pursuing our growth objectives, we will not deviate from the fiscal discipline that has made us one of the world’s most successful gold miners,” said John A. McCluskey, President and Chief Executive Officer. “Just two weeks ago, we reported by far the best quarter and year-end results in our history. Alamos is among the lowest-cost gold producers and has no debt, a robust balance sheet, excellent cash flow, and an attractive near-term growth profile.”

“Our goals over the next few years include achieving production that positions us as one of the 25 largest gold mining companies in the world, while remaining among the 10 lowest-cost mining companies in the world,” Mr. McCluskey said.

How to Tender

Aurizon shareholders are encouraged to continue tendering their shares by completing the Letter of Transmittal included in the documents mailed by Alamos. Kingsdale Shareholder Services Inc. (“Kingsdale”) is available to assist and can be reached at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America). For shareholders whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to Kingsdale prior to the expiry time, they may accept the Offer by properly completing and duly executing a Notice of Guaranteed Delivery and returning it to Kingsdale as specified in the Notice of Guaranteed Delivery. If Aurizon Shares are held by a broker or other financial intermediary, Aurizon shareholders should contact such intermediary and instruct it to tender their Aurizon Shares.

The Offer is open for acceptance until 5:00pm (local time) on March 5, 2013, unless extended or withdrawn. The Offer is subject to certain conditions, including, among other things, minimum acceptance of the Offer by Aurizon shareholders holding, together with the Aurizon Shares held by Alamos and its affiliates, at least 66 2/3 percent of the outstanding Aurizon Shares calculated on a fully-diluted basis.

About the Offer

Alamos announced the Offer on January 14, 2013. Alamos filed the take-over bid circular (the “Circular”) and related documents with the securities regulatory authorities in Canada and the United States on January 14, 2013. Aurizon shareholders are advised to read the Circular and the Notice as they contain important information, including the terms and conditions of the Offer and the procedures for depositing shares. Additional information about the Offer or copies of the Circular or the Notice of Extension and Variation (the “Notice”) dated February 19, 2013 may be obtained free of charge from shareholders’ investment advisers, from Dundee Capital Markets, which is acting as Alamos’ dealer manager, Kingsdale, which is acting as Alamos’ depositary and information agent, at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America) or by directing a request to the Investor Relations department of Alamos at 416-368-9932 (ext. 401).

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On January 14, 2013, Alamos filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 and a Tender Offer Statement on Schedule TO, each of which includes the Circular. Alamos encourages shareholders of Aurizon to read the full details of the Offer set forth in the Circular and the Notice, which, together, contain the full terms and conditions of the Offer and other important information as well as detailed instructions on how Aurizon shareholders can tender their Aurizon Shares to the Offer. Investors may also obtain a free copy of the Circular and the Notice and other disclosure documents filed by Alamos from the System for Electronic Document Analysis and Retrieval at www.sedar.com and from the SEC’s website at www.sec.gov.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Alamos or Aurizon.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over US$350 million cash and short-term investments, is debt-free, and unhedged to the price of gold. As of February 19, 2013, Alamos had 127,455,786 common shares outstanding (132,326,086 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman Vice President, Investor Relations (416) 368-9932 x 401	Kingsdale Shareholder Services Inc. North American Toll-Free: (866) 851-3214 Outside North America: (416) 867-2272

The TSX and NYSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

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Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

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